SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001-04

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3; NYSE: SID) hereby informs its shareholders and the public that:

On the present date, CSN entered into an agreement (“Agreement”) with Vale, for the purpose of terminating all pending law suits between the two companies, including those (i) related to alleged indemnification or compensation rights arising from the exclusion of the “preference rights” relative to the acquisition of surplus iron ore produced by the Casa de Pedra mine, as well as to the Casa de Pedra mine itself (“Indemnification Right”), (ii) arising from obligations envisaged in the agreements related to the elimination of crossed shareholdings between Vale and CSN, occurred in December, 2000 (“Elimination of Crossed Shareholdings Obligations”); and (iii) related to other pending matters in regard to these issues. In accordance with the provisions of the Agreement, CSN and Vale granted mutual, full and general release in respect to the matters provided for therein.

The Agreement envisages the revision of the terms and conditions included in certain commercial contracts entered into between Vale and CSN, such as the contract to supply Vale with iron ore from the Casa de Pedra mine, signed on March 21, 2005, granting Vale the option of suspending or definitely cancelling said contract by the end of 2009. The Agreement also envisages the signing of pellet and pellet feed supply contracts between Vale and CSN.

In accordance with the Agreement, Vale’s controlling shareholders (namely, Previ, Litel and Bradespar) and CSN agreed to grant mutual release in regard to the matters related to the Indemnification Right. The Agreement provides for a resolutory condition in case a release is not signed by CSN and said controlling shareholders (“Shareholders’ Ratification”), within thirty (30) consecutive days, with regard to the Elimination of Crossed Shareholdings Obligations.

Until the obtainment of the Shareholders’ Ratification, Vale and CSN agreed to suspend (i) the law suits mentioned in item 1 above; (ii) the obligations arising from the above-mentioned pre-existing commercial and contractual relations.

If the Shareholders’ Ratification is not formalized, CSN shall have the option of canceling the Agreement within thirty (30) days as of the deadline for the formalization of said Shareholders’ Ratification. In which case, the law suits and the commercial relations between the parties shall proceed as normal.

Rio de Janeiro, Brazil, April 24, 2009
Otávio de Garcia Lazcano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.